UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               GLOBAL SPORTS, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   37937A 10 7
                ------------------------------------------------
                                 (CUSIP Number)


          RONALD D. FISHER, SOFTBANK INC., 10 LANGLEY ROAD, SUITE 403,
                     NEWTON CENTRE, MA 02459, (617) 928-9300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 27, 2000
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If a filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
     and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
              18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 2 OF 26 PAGES
---------------------                                  ------------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS LP
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A)  [  ]
                                                                    (B)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,558,838*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,533,792*
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,558,838*
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.7%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------
* Includes 2,464,250 shares of Common Stock SB Capital Partners has the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 3 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)  [  ]
                                                                      (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 4 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  [  ]
                                                                     (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 5 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A)  [  ]
                                                                    (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 6 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CORP.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  [  ]
                                                                     (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 7 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RONALD D. FISHER
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A)  [  ]
                                                                    (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 8 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHARLES R. LAX
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  [  ]
                                                                     (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 9 OF 26 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MASAYOSHI SON
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  [  ]
                                                                     (B)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          16,678,896*
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850*

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         16,678,896*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
* Includes 2,500,000 shares of Common Stock SB Capital Partners and Advisors Fund have the right to acquire pursuant to the 2000 Purchase Agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), Ronald D. Fisher ("Mr. Fisher") and Charles R. Lax ("Mr. Lax"), both U.S. citizens, SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), hereby file this amended and restated statement on Schedule 13D (the "Statement") to report the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Global Sports, Inc., a Delaware corporation (the "Company"), beneficially owned by them. SB Capital Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 1075 First Avenue, King of Prussia, Pennsylvania 19406.

ITEM 2. IDENTITY AND BACKGROUND.

         SB Capital Partners is an investment fund managed by its sole general partner, SB CP LLC. Securities owned by SB Capital Partners may be regarded as being beneficially owned by SB CP LLC, its general partner.

         Pursuant to the limited liability company agreement of SB CP LLC, investment decisions by SB CP LLC must be approved by SB CPI, its investment member, and by either Mr. Fisher or Mr. Lax, its managers. As a result, SB CPI, Mr. Fisher and Mr. Lax share voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as beneficial owners of such securities.

         SB CPI is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, securities beneficially owned by SB CPI may be deemed beneficially owned by SBH; securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK; and securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

         The principal business of SB Capital Partners is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CP LLC was formed to manage the businesses of SB Capital

Partners, and Mr. Fisher and Mr. Lax are managers of SB CP LLC. The principal business of SBH is to act as a holding company for operations and investments of SOFTBANK. SOFTBANK'S principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

         The principal business offices of SB Capital Partners, SB CP LLC, SB CPI and SBH are located at 10 Langley Road, Suite 403, Newton Centre, MA 02459, which is also the business address of Mr. Fisher and Mr. Lax. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also Mr. Son's business address.

         Schedules 1,2,3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBH, SBC PI and SB CP LLC: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the two preceding paragraphs.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used in making the purchases of the shares of Common Stock reported herein were available working capital of SB Capital Partners in the amount of approximately $100 million. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Company.

         Pursuant to the Purchase Agreement, dated as of June 10, 1999 (the "1999 Purchase Agreement")(attached hereto as Exhibit C), between the Company and SOFTBANK America ("SOFTBANK America"), SOFTBANK America purchased an aggregate of 6,153,850 shares of Common Stock from the Company for a purchase price of $13.00 per share. The total consideration paid by SOFTBANK America to the Company for the shares was $80,000,050.

         The 1999 Purchase Agreement provides, among other things, that SOFTBANK America will have the right to designate (i) a number of members of the Company's Board of Directors equal to the product of (A) the total number of authorized directors and (B) the aggregate Proportionate Share of SOFTBANK America and the SOFTBANK Entities (as defined in the 1999 Purchase Agreement), rounded up to the nearest whole number, but not to exceed two directors (the "Board Composition Requirement"), and (ii) so long as SOFTBANK America and the SOFTBANK Entities collectively own 50% or more of the shares purchased pursuant to the Purchase Agreement, one director to be a member of each committee of the Company's Board of Directors. "Proportionate Share," as defined in the Purchase Agreement, means, with respect to each Securityholder (as defined in the Purchase Agreement), a fraction the numerator of which is the total number of shares of Common Stock owned and the number of shares of Common Stock issuable upon exercise of Rights (as defined in the 1999 Purchase Agreement) owned by such Securityholder, and the denominator of which is the total number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon exercise of all Rights outstanding.

         In July 1999, SOFTBANK America assigned 6,069,542 shares of the Company's Common Stock to SB Capital Partners and 84,308 shares of the Company's Common Stock, and all of its rights with respect to those shares under the Registration Rights Agreement and the 1999 Purchase Agreement, each as described in this Item 4, to Advisors

Fund (as defined in Item 5), thus reducing SOFTBANK America's holdings to zero.

         Pursuant to the Purchase Agreement, dated as of April 27, 2000 (the "2000 Purchase Agreement") (attached hereto as Exhibit I), by and among the Company, SB Capital Partners and Advisors Fund, SB Capital Partners and Advisors Fund severally agreed to purchase 2,464,250 shares of Common Stock and 35,750 shares of Common Stock, respectively, for a purchase price of $8.00 per share. SB Capital Partners and Advisors Fund will also each be issued a warrant to purchase 1,232,125 shares of Common Stock and 17,875 shares of Common Stock, respectively, at an exercise price of $10.00 per share.

         The 2000 Purchase Agreement provides, among other things, that on and after the closing date, SOFTBANK Capital Partners and SOFTBANK Capital Advisors, together, will have the right, (i) (A) so long as the Purchasers and the SOFTBANK Entities (each as defined therein) collectively own 50% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase (as defined therein), to designate three (3) members of the Company's Board of Directors, (B) so long as the Purchasers and the SOFTBANK Entities collectively own 25% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate two (2) members of the Company's Board of Directors, and (C) so long as the Purchasers and the SOFTBANK Entities collectively own 5% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of the Company's Board of Directors (collectively, the "2000 Board Composition Requirement"); and (ii) so long as the Purchasers and the SOFTBANK Entities collectively own 35% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of each committee of the Company's Board of Directors.

         SB Capital Partners and Advisors Fund also are parties to a Registration Rights Agreement, dated as of June 10, 1999 (the "Registration Rights Agreement")(attached hereto as Exhibit D), with the Company which grants SB Capital Partners and Advisors Fund "demand" and "piggy-back" registration rights with respect to the shares of Common Stock purchased pursuant to the 1999 Purchase Agreement. Upon closing of the 2000 Purchase Agreement, SB Capital Partners and Advisors Fund will be parties to an amended and restated registration rights agreement that will confer "demand" and "piggy-back" registration rights to the shares of Common Stock purchased under the 1999 Purchase Agreement and the 2000 Purchase Agreement.

         In conjunction with the execution of the 1999 Purchase Agreement, SOFTBANK America entered into the Subordinated Loan Agreement, dated as of June 10, 1999 (the "Subordinated Loan Agreement")(attached hereto as Exhibit G), with the Company pursuant to which, on such date, SOFTBANK America loaned the Company $15 million. The loan was evidenced in the form of a convertible subordinated note (the "Convertible Subordinated Note")(attached hereto as Exhibit H). Interest on the Convertible Subordinated Note accrued on the outstanding principal amount of the loan at the rate of 4.98% per annum. All unpaid principal and accrued but unpaid interest due on the Convertible Subordinated Note was automatically converted into a number of shares of Common Stock equal to the total amount of unpaid principal and accrued but unpaid interest divided by $13.00.

         Subject to the provisions of the 1999 Purchase Agreement and the 2000 Purchase Agreement, each of SB Capital Partners and Advisors Fund may sell, transfer, assign or pledge all or any part of the shares they acquire pursuant to the 1999 Purchase Agreement and 2000 Purchase Agreement to any of their affiliates or those of SOFTBANK, including, without limitation, any partnership or other entity of which any direct or indirect subsidiary of SOFTBANK is a general partner or has investment discretion, or any employees of any of the foregoing. Neither SOFTBANK Capital Partners nor Advisors Fund have any specific plans to make such transfers.

         Michael G. Rubin, the principal stockholder of the Company holding in the aggregate approximately 43.2% of the shares of Common Stock outstanding as of April 27, 2000 ("Rubin") entered into a Voting Agreement, dated as of June 10, 1999 (the "Rubin Voting Agreement")(attached hereto as Exhibit E), in favor of SOFTBANK America. Pursuant to the Rubin Voting Agreement, Rubin agreed that he will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; (ii) in favor of election to the Board of Directors of the directors which SOFTBANK America is, together, entitled to designate upon consummation of the

Second Purchase and which have been identified by SOFTBANK America as nominees for such purpose; and (iii) except as otherwise agreed to in writing in advance by SOFTBANK America against the following actions (other than the Second Purchase and the transactions contemplated by the Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the transactions contemplated by the Rubin Voting Agreement and the Purchase Agreement. Rubin also agreed that he will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the Rubin Voting Agreement and delivered to SOFTBANK America an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Rubin Voting Agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by SOFTBANK America. Notwithstanding the foregoing, SOFTBANK America has the right at all times to remove, with or without cause, any or all of the directors designated by it.

         SOFTBANK America, as an inducement and a condition to consummating the 1999 Purchase Agreement, entered into a Voting Agreement, dated as of June 10, 1999 (the "SOFTBANK America Voting Agreement")(attached hereto as Exhibit F), in favor of Rubin. Pursuant to the SOFTBANK America Voting Agreement, SOFTBANK America agreed that it will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by it with respect to all directorships other than those which SOFTBANK America is entitled to designate pursuant to the 1999 Purchase Agreement (i) in favor of any member of the Board of Directors of the Company who was a member of the Board prior to the date of the 1999 Purchase Agreement, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK America pursuant to the 1999 Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence. In addition, SOFTBANK America agreed not to take any action to remove, with or without cause, any director of the Company other than the SOFTBANK America designees.

         A condition to closing the 2000 Purchase Agreement is that Rubin enter into a voting agreement in favor of SB Capital Partners and Advisors Fund, pursuant to which, Rubin will agree that he will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the 2000 Purchase Agreement; (ii) in favor of election to the Board of Directors of the directors which SB Capital Partners and Advisors Fund are, together, entitled to designate upon consummation of the Second Purchase (as defined in the 2000 Purchase Agreement) and which have been identified by SB Capital Partners and Advisors Fund as nominees for such purpose; and (iii) except as otherwise agreed to in writing in advance by SB Capital Partners and Advisors Fund against the following actions (other than the Purchase as defined in the 2000 Purchase Agreement and the transactions contemplated by the 2000 Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the Purchase and the transactions contemplated by the voting agreement and the 2000 Purchase Agreement. The voting agreement will also provide that Rubin also will agree that he will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in this voting agreement and will deliver to SB Capital Partners and Advisors Fund, if requested, an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in this voting agreement. In addition, Rubin will agree not to take any action to remove, with or without cause, any director of the Company designated by SB Capital Partners and Advisors Fund. Notwithstanding the foregoing, SB Capital Partners and Advisors Fund have the right at all times to remove, with or without cause, any or all of the directors designated by SB Capital Partners and Advisors Fund.

         SB Capital Partners and Advisors Fund, as an inducement and a condition to consummating the 2000 Purchase Agreement, will also enter into a voting agreement in favor of Rubin relating to the election of directors designated by Rubin.

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis, and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of the securities of the Company or their contractual rights to acquire such securities, acquire additional securities of the Company or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions or dispositions may be effected through open market purchases or sales, privately negotiated transactions, tender offers to existing holders or direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in the Specified Actions.

         All references to the 1999 Purchase Agreement, the 2000 Purchase Agreement, the Registration Rights Agreement, the Subordinated Loan Agreement, the Convertible Subordinated Note, the Rubin Voting Agreement and the SOFTBANK America Voting Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, as of April 27, 2000, the total number of shares of Common Stock outstanding was 18,575,880.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners beneficially owns 16,558,838 shares of Common Stock, representing approximately 78.7% of the Common Stock outstanding.

         SB CP LLC. By virtue of being the general partner of both SB Capital Partners and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), which acquired (i) 84,308 shares of Common Stock initially sold under the 1999 Purchase Agreement and (ii) 35,750 shares of Common Stock pursuant to the 2000 Purchase Agreement, SB CP LLC may be deemed a beneficial owner of a total of 16,678,896 shares of Common Stock consisting of 16,558,838 shares beneficially owned by SB Capital Partners and 141,625 shares beneficially owned by Advisors Fund or a total of approximately 79.1% of the Common Stock outstanding.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of 16,678,896 shares of Common Stock beneficially owned by SB CP LLC, or approximately 79.1% or the Common Stock outstanding.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed a beneficial owner of the 16,678,896 shares of Common Stock beneficially owned by SB CPI, or approximately 79.1% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 16,678,896 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 79.1% of the Common Stock outstanding.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, the 16,678,896 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 79.1% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the person listed on Schedule 1, 2, 3 or 4 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the person listed on Schedule 1, 2, 3 or 4 hereto, has any contract, arrangement understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit A      Agreement of Joint Filing, dated as of May 1, 2000,
                       by and among SB Capital Partners, SB CP LLC, SB CPI, Mr.
                       Fisher, Mr. Lax, SBH, SOFTBANK, and Mr. Son.

        Exhibit B      Power of Attorney (incorporated by reference to
                       Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February 18,
                       1998 with respect to Concentric Network Corporation).

        Exhibit C      1999 Purchase Agreement, dated as of June 10, 1999,
                       between the Company and SOFTBANK America (previously filed on June 21, 1999).

        Exhibit D      Registration Rights Agreement, dated as of June 10,
                       1999, between SOFTBANK America and the Company
                       (previously filed on June 21, 1999).

        Exhibit E      Voting Agreement, dated as of June 10, 1999, by Michael
                       G. Rubin in favor of SOFTBANK America (previously filed on June 21, 1999).

        Exhibit F      Voting Agreement dated as of June 10, 1999, by
                       SOFTBANK America, in favor of Michael G. Rubin
                       (previously filed on June 21, 1999).

        Exhibit G      Subordinated Loan Agreement, dated as of June 10, 1999,
                       between SOFTBANK America and the Company (previously filed on June 21, 1999).

        Exhibit H      Convertible Subordinated Note, dated as of June 10,
                       1999, by the Company (previously filed on June 21, 1999).

        Exhibit I 2000 Purchase Agreement, dated as of April 27, 2000, between the Company, SB Capital Partners and Advisors Fund.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2000                             SOFTBANK CAPITAL PARTNERS LP
                                        By: SOFTBANK CAPITAL PARTNERS LLC,
                                            General Partner

                                            By: /s/ Steven Murray
                                                ------------------------
                                                Name: Steven Murray
                                                Title: Administrative Member


                                        SOFTBANK CAPITAL PARTNERS LLC

                                        By: /s/ Steven Murray
                                            -----------------------------
                                            Name:  Steven Murray
                                            Title: Administrative Member


                                        SOFTBANK CAPITAL PARTNERS
                                        INVESTMENT INC.

                                        By: /s/ Steven Murray
                                            -----------------------------
                                            Name:  Steven Murray
                                            Title: Treasurer

                                        /s/ Ronald D. Fisher
                                        --------------------
                                        RONALD D. FISHER

                                        /s/ Charles R. Lax
                                        ------------------
                                        CHARLES R. LAX


                                        SOFTBANK HOLDINGS INC.

                                        By: /s/ Stephen A. Grant
                                            -----------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary

                                        SOFTBANK CORP.

                                        By: /s/ Stephen A. Grant
                                            -----------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact

                                        MASAYOSHI SON

                                        By: /s/ Stephen A. Grant
                                            -----------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact

                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                                   PRESENT AND PRINCIPAL OCCUPATION
----                                   --------------------------------
Masayoshi Son                          President, Chief Executive Officer and
                                       director of SOFTBANK Corp.; Chairman of
                                       the Board, President and director of
                                       SOFTBANK Holdings Inc.

Ken Miyauchi                           Executive Vice President and director of
                                       SOFTBANK Corp.

Norikazu Ishikawa                      Executive Vice President and director of
                                       SOFTBANK Corp.

Yoshitaka Kitao                        Executive Vice President, Chief
                                       Financial Officer and director or
                                       SOFTBANK Corp.; director of SOFTBANK
                                       Holdings Inc.

Makoto Okazaki                         Executive Vice President and director of
                                       SOFTBANK Corp.

Toshio Inaba                           Director of SOFTBANK Corp.

Hiroshi Wada                           Director of SOFTBANK Corp.

Goro Hashimoto                         Director of SOFTBANK Corp.

Takasi Eguchi                          Director of SOFTBANK Corp.

Ronald D. Fisher                       Director of SOFTBANK Corp., Vice
                                       Chairman of SOFTBANK Holdings Inc.,
                                       Chairman of the Board, President and
                                       director of SOFTBANK Capital Partners
                                       Investment Inc., Managing Member of
                                       SOFTBANK Capital Partners LLC.

Katsura Sato                           Full-Time Corporate Auditor of SOFTBANK
                                       Corp.

Saburo Kobayashi                       Corporate Auditor of SOFTBANK Corp.

Toshihiro Kiribuchi                    Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa                      Corporate Auditor of SOFTBANK Corp.

                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02459. The business address for Masyoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME                                   PRESENT AND PRINCIPAL OCCUPATION
----                                   --------------------------------
Masayoshi Son                          Chairman of the Board, President and
                                       director of SOFTBANK Holdings Inc.;
                                       President, Chief Executive Officer and
                                       director of SOFTBANK Corp.

Ronald D. Fisher                       Director of SOFTBANK Corp.; Vice
                                       Chairman of SOFTBANK Holdings Inc.;
                                       Chairman of the Board, President and
                                       Director of SOFTBANK Capital Partners
                                       Investment Inc.; Managing Member of
                                       SOFTBANK Capital Partners LLC.

Yoshitaka Kitao                        Director of SOFTBANK Holdings Inc.;
                                       Executive Vice President, Chief
                                       Financial Officer and director of
                                       SOFTBANK Corp.

Stephen A. Grant                       Secretary of SOFTBANK Holdings Inc.;
                                       Secretary of SOFTBANK Capital Partners
                                       Investment Inc., Partner, Sullivan &
                                       Cromwell.

Thomas L. Wright                       Vice President and Treasurer of SOFTBANK
                                       Holdings Inc.

Louis DeMarco                          Vice President-Tax of SOFTBANK Holdings
                                       Inc.; Vice President of SOFTBANK Capital
                                       Partners Investment Inc.

                                   SCHEDULE 3

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02459.

NAME                                   PRESENT AND PRINCIPAL OCCUPATION
----                                   --------------------------------
Ronald D. Fisher                       Director of SOFTBANK Corp.; Vice
                                       Chairman of SOFTBANK Holdings Inc.;
                                       Chairman of the Board, President and
                                       Director of SOFTBANK Capital Partners
                                       Investment Inc.; Managing Member of
                                       SOFTBANK Capital Partners LLC.

Louis DeMarco                          Vice President-Tax of SOFTBANK Holdings
                                       Inc.; Vice President of SOFTBANK Capital
                                       Partners Investment Inc.

Stephen A. Grant                       Secretary of SOFTBANK Holdings Inc.;
                                       Secretary of SOFTBANK Capital Partners
                                       Investment Inc., Partner, Sullivan &
                                       Cromwell.

Steven J. Murray                       Treasurer of SOFTBANK Capital Partners
                                       Investment Inc.

                                   SCHEDULE 4

        DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CAPITAL PARTNERS LLC


         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02459.

NAME                                   PRESENT AND PRINCIPAL OCCUPATION
----                                   --------------------------------
Ronald D. Fisher                       Director of SOFTBANK Corp.; Vice
                                       Chairman of SOFTBANK Holdings Inc.;
                                       Chairman of the Board, President and
                                       Director of SOFTBANK Capital Partners
                                       Investment Inc.; Managing Member of
                                       SOFTBANK Capital Partners LLC.

Charles R. Lax                         Managing Member of SOFTBANK Capital
                                       Partners LLC.